Jon C. Avina

T: +1 650 843 5307

javina@cooley.com

March 3, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Attn:	Mariam Mansaray, Staff Attorney

Jan Woo, Legal Branch Chief

Becky Chow, Senior Staff Accountant

Melissa Walsh, Senior Staff Accountant

Re:	Rubrik, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted December 12, 2022

CIK No. 0001943896

Ladies and Gentlemen:

On behalf of Rubrik, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 2, 2023 with respect to Amendment No. 1 to the Company’s draft registration statement on Form S-1, confidentially submitted on December 12, 2022, and letter dated January 12, 2023. The Company is concurrently and confidentially submitting a revised draft registration statement on Form S-1 (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Index to Consolidated Financial Statements, page F-1

1.	Please revise to include updated financials. Refer to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will disclose in a subsequent amendment to the Amended Draft Registration Statement the updated financials for fiscal 2023, which ended on January 31, 2023.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

March 3, 2023

Page Two

Notes to Consolidated Financial Statements, page F-8

2.

We note your response to prior comment 1 that you concluded that the transaction with Confluera did not meet the definition of a related party transaction in ASC 850-10-20. Notwithstanding that the transactions with Confluera may not be material, we note that the co-founder and chairman of the board of Confluera is your Chief Executive Officer and a member of your board of directors. As such, it appears that Confluera is a related party. Tell us how you considered that the definition of related parties in ASC 850-10-20 also includes other parties that can significantly influence the transacting parties.

Response: The Company acknowledges that the definition of related parties in ASC 850-10-20 (“ASC 850”) includes “other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.” The Company acknowledges that, as a co-founder and chairman of the board of directors of Confluera, Inc. (“Confluera”), the Company’s Chief Executive Officer could be viewed as a related party in certain circumstances. The Company would consider any material transactions between it and Confluera as related party transactions and would disclose them accordingly. However, to date, the Company has not had any material transactions with Confluera, including when considering the transaction referenced in the Company’s draft registration statement on Form S-1.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com

U.S. Securities and Exchange Commission

March 3, 2023

Page Three

Please contact me at (650) 843-5307 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Jon C. Avina
Jon C. Avina

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Calise Cheng, Cooley LLP

David Ambler, Cooley LLP

Mary Wilbourn, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: +1 650 843 5000  f: +1 650 849 7400  cooley.com